UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[ X ]    Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

OR

[ ]    Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number: 0-49807

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:
WASHINGTON GAS LIGHT COMPANY
CAPITAL APPRECIATION PLAN
B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WGL Holdings, Inc.
101 Constitution Avenue, N.W.
Washington, D.C. 20080

Washington Gas Light Company Capital Appreciation Plan

_________________
Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted from the supplemental schedule section of this report because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants of
Washington Gas Light Company Capital Appreciation Plan

We have audited the accompanying statements of net assets available for benefits of Washington Gas Light Company Capital Appreciation Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Washington Gas Light Company Capital Appreciation Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of Washington Gas Light Company Capital Appreciation Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole

/s/ GRANT THORNTON LLP

McLean, Virginia
June 29, 2015

Washington Gas Light Company Capital Appreciation Plan
Statements of Net Assets Available for Benefits
As of December 31, 2014 and 2013

	2014	2013
Assets
Interest in Master Trust	$87,914,836	$80,319,855
Notes receivable from participants	3,325,646	3,244,599
Total Assets	91,240,482	83,564,454
Net assets reflecting all investments at fair value	91,240,482	83,564,454
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(213,113)	(123,570)
Net Assets Available for Benefits	$91,027,369	$83,440,884

The accompanying notes are an integral part of these financial statements.

Washington Gas Light Company Capital Appreciation Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2014

Investment Income:
Net investment gain from the Master Trust	$8,398,628
Interest income on notes receivable from participants	139,414
Total investment income	8,538,042
Contributions:
Employee	2,781,830
Employer	1,658,308
Rollovers	13,933
Total contributions	4,454,071
Total additions	12,992,113
Deductions:
Benefits paid	(4,580,027)
Administrative expenses	(240,170)
Total deductions	(4,820,197)
Transfer out - to the Washington Gas Light Company Savings Plan	(585,431)
Net Increase in Net Assets Available for Benefits	7,586,485
Net Assets Available for Benefits:
Beginning of Year	83,440,884
End of Year	$91,027,369

The accompanying notes are an integral part of this financial statement.

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Capital Appreciation Plan

The following description of the Washington Gas Light Company Capital Appreciation Plan (“Plan” or “Capital Appreciation Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions, copies of which may be obtained from the Plan Sponsor.

General

The Plan is a defined contribution plan covering all union-eligible employees of Washington Gas Light Company (“Company” or “Plan Sponsor”) and certain of its affiliates. Employees are eligible to participate in the Plan on the date they become an employee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code (“IRC”).

The assets of the Plan, excluding the receivables, are held and invested on a commingled basis in the Washington Gas Light Company Savings Plan and Washington Gas Light Company Capital Appreciation Plan/Union Employees’ Savings Plan Trust (the "Master Trust") under an agreement between the Company and JPMorgan Chase Bank, N.A. (the "Trustee"). JPMorgan Retirement Plan Services, LLC served as the Plan's recordkeeper until September 2014, when it was acquired by Great-West Life & Annuity Insurance Company. Subsequent to this acquisition, and through the end of the plan year, Great-West Financial Retirement Plan Services, LLC has served as recordkeeper (the “Recordkeeper”) of the Plan. Effective January 2015, the name of the Plan's recordkeeper was changed to Empower Retirement. Empower Retirement resulted from a merger of the Recordkeeper with two other retirement service related businesses also owned by Great-West Life & Annuity Insurance Company. Later in 2015, Great-West Trust Company LLC will be substituted for JPMorgan Chase Bank, N.A. as Trustee. The Capital Appreciation Plan is administered by the Senior Vice President - Shared Services and Chief HR Officer, and the Senior Vice President and Chief Financial Officer of the Company (together the "Plan Administrator").

Contributions

The Capital Appreciation Plan permits employees to contribute on both an after‑tax and pre‑tax basis. Under the pre-tax provision of the Capital Appreciation Plan, employees can elect to contribute a portion of their pre-tax base compensation, as defined by the Plan, up to the Internal Revenue Service (“IRS”) limit of $17,500 in both 2014 and 2013. The Company provides as a pre-tax matching contribution 100% of the first 4% of a participant's base compensation contributed. Participants age 50 and older (by year end) and meeting one of the IRS pre-tax contribution limits are eligible to make catch-up contributions. The catch-up contribution limit for both 2014 and 2013 was $5,500. There is no employer match for catch-up contributions.

Under the after-tax provision of the Capital Appreciation Plan, employees may contribute up to 10% of base compensation on an after-tax basis. There is no employer match for these contributions. Employees may not contribute more than 50% of their total base compensation in pre-tax and after-tax contributions subject to the IRS dollar limits described above. In addition, employees may not contribute more than 75% of their total base compensation in pre-tax, after-tax and “catch-up” contributions subject to the IRS dollar limits described above.

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

An Employer Supplemental Contribution is contributed to Teamsters Local 96 employees and OPEIU Local 2 employees who are first hired or rehired on or after January 1, 2009 and to Hampshire Gas employees and IBEW Production and IBEW Clerical employees who are first hired or rehired on or after January 1, 2010, and are not eligible to participate in the Washington Gas Light Company Employees’ Pension Plan. The amount of the Employer Supplemental Contribution is 4% of compensation or the percentage set out in the most recent collective bargaining agreement. These amounts are credited to the participant’s account each pay period.

Employees hired after January 1, 2001 are automatically enrolled in the Capital Appreciation Plan within 40 days of employment at a pre-tax contribution of 1% of the employee’s eligible compensation or, for employee's hired after January 1, 2013, 4% of the employee’s eligible compensation. The employee may opt-out of plan participation by following the procedures of the Plan Sponsor to notify the Recordkeeper.

The Capital Appreciation Plan allows employees to make rollover contributions of funds from other similar qualified plans from previous employers. The rollover contributions must satisfy the requirements of the IRC.

Vesting

Participants are 100% vested at all times in the amounts credited to their accounts.

Participant Accounts

A separate account is maintained for each participant in the Capital Appreciation Plan. Each participant’s account is properly adjusted for the participant’s contributions, the Company’s matching contribution, the Employer Supplemental Contribution if applicable, participant withdrawals, plan expenses, allocations of the Master Trust's earnings or losses on investments and other investment income. The Recordkeeper maintains participant accounts, records contributions, and performs the allocations to the participants in accordance with the Plan document.

Investments

Participants direct the investment of their accounts into various investment options offered by the Plan. If an employee does not make an affirmative investment election, the contributions are deposited in a default investment fund that is designated in the Plan document. The participant can transfer these contributions to another available plan investment at any time. The Plan currently offers common stock of WGL Holdings, Inc., funds managed by registered investment companies (mutual funds), collective trust funds, a separately managed small/mid cap growth fund, and a stable value fund as investment options for participants.

The Plan imposes a 25% limit on employee investments of new monies into the common stock of WGL Holdings, Inc., and limits transfers into this fund such that no more than 25% of a participant’s account balance will be invested in the common stock of WGL Holdings, Inc.

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

Distributions

When an employee terminates employment with the Company, the employee (or employee's beneficiary where termination is due to death) is eligible to receive 100% of his/her account balance as of the latest valuation date.  The employee (or employee's beneficiary) may elect to receive the distribution in either a lump-sum (if the account balance is $5,000 or less, the distribution payment will be made in a lump sum), or, if the termination is due to retirement, disability or death, annual payments not to exceed ten years, and they may postpone the commencement of benefit distribution to some later date as may be permitted by the required minimum distribution rules.

In‑Service Withdrawals

Participants can make withdrawals of after-tax and rollover contributions and earnings on those contributions not more than once a Plan year. Participants can make withdrawals of pre-tax and “catch-up” contributions and earnings on those contributions after attaining age 59-1/2 not more than once a Plan year.

Notes Receivable from Participants

Employees may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the participant’s pre-tax, “catch-up” and Company match contributions, but not including the Employer Supplemental Contribution. The loan feature provides additional liquidity to participants. Repayment of loans, including applied interest, are done via payroll deduction and cannot exceed five years with the exception of loans for the purchase of the participant's principal residence, in which case the repayment period cannot exceed 25 years. The loans are secured by the balance in the participant’s Plan account, and new loans bear an interest rate of one percent above the prime rate published by the Wall Street Journal on the last business day of the month immediately preceding the month in which the loan is issued. If repayment is not made by a participant within 90 days of a missed payment, the loan is considered in default and could be treated as a taxable distribution to the participant. The outstanding balances of loans made to participants are shown on the Statements of Net Assets Available for Benefits as notes receivable from participants.

Amendment or Termination

The Capital Appreciation Plan may be amended or terminated by the Company at any time, for any lawful reason, without advance notice. Upon termination, all amounts credited to participants will be distributed in accordance with the provisions of the Plan document.

Note 2 - Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP").

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

Use of Estimates

In conformity with GAAP, the Plan Administrator makes estimates and assumptions in the preparation of the Plan’s financial statements that affect certain reported amounts and disclosures. Actual results could differ materially from those estimates.

Investment Valuation and Income Recognition

Investments in the Master Trust are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 6 for disclosures provided for fair value measurements of plan investments.

Purchases and sales of securities in the Master Trust are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. Net realized and unrealized gains and losses from security transactions are reported using the historical cost based on a first-in, first-out methodology.

Management fees and operating expenses charged to the Master Trust for investments in registered investment companies and common/collective trusts are deducted from income earned on a daily basis and are not separately reflected in the financial statements. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Reporting of Investment Contracts by the Master Trust- (Wells Fargo Stable Value Fund)

The Master Trust invests in Wells Fargo Stable Value Fund Q ("SVFQ"), which invests all of its funds in Wells Fargo Stable Return Fund G ("SRFG"), a collective trust fund sponsored by Wells Fargo Bank, N.A.. SRFG invests in high quality, fully benefit-responsive investment contracts issued by insurance companies, banks and other financial institutions, as well as short-term investment products. In accordance with GAAP, the Master Trust's investment in the SVFQ is reported at fair value. However, contract value is the relevant measurement attribute for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Accordingly, the Statements of Net Assets Available for Benefits present both the fair value of the fully benefit-responsive investment contracts and an adjustment from fair value to contract value to arrive at Net Assets Available for Benefits. The fair value measurement of this investment is discussed further in Note 6.

Distributions

Distributions are recorded when checks are drawn and delivered to participants.

Administrative Expenses

Except for those expenses the Employer may elect to pay, expenses incurred in administering the Plan shall be allocated on a per capita basis and deducted monthly, quarterly or periodically as determined by the Plan Administrator, from participants’ and beneficiaries’ individual accounts.

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

Such administrative expenses shall include, but are not limited to, recordkeeping, auditing, annual reporting, legal and investment services. If applicable, transaction fee expenses associated with loans and distributions shall be deducted from participants’ accounts on a quarterly basis.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded (See Note 1).

Note 3 - Tax Status

The Capital Appreciation Plan obtained its latest determination letter on July 11, 2014 in which the IRS stated that the Plan, as amended and restated effective January 1, 2013, is in compliance with applicable requirements under the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable qualification requirements of the IRC and therefore, believe that the Plan is qualified and the related Master Trust is tax-exempt. Thus, no provision for income taxes has been included in the financial statements.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. Accordingly, no interest or penalties related to uncertain tax positions have been recognized. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2011.

Note 4 - Plan Amendments

The Plan was amended effective January 1, 2013 to increase the automatic deferral percentage for new employees to 4% of eligible compensation and to increase the frequency of partial withdrawals that may be taken by terminated employees to once per month.

The Plan was amended and restated effective January 1, 2013, to reflect changes under the Pension Protection Act of 2006 (PPA), Worker, Retiree, and Employer Recovery Act of 2008 (WRERA),and the Heroes Earnings Assistance and Relief Tax Act of 2008 (HEART), and for other purposes to incorporate prior amendments and to make technical and discretionary changes approved by the Company.

The Plan was amended effective January 1, 2014 to include language required by the IRS in connection with the July 11, 2014 determination letter.

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

Note 5 - Master Trust

The Plan's investments are held in the Master Trust along with the Washington Gas Light Company Savings Plan. As of December 31, 2014 and 2013, the Plan’s interest in the net assets of the Master Trust was 30.83% and 32.68%, respectively.

The Plan’s ownership interest in the net assets of the Master Trust does not represent an undivided interest. The Master Trust's net assets are allocated among the two participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) that can be specifically identified and attributed to a participant account and those transactions (primarily net investment income, including realized and unrealized gains and losses) that are allocated to a participant’s account based upon a participant’s proportionate share of each fund held by the Master Trust.

The Master Trust is composed of 20 investment funds. Funds are allocated to the participating plans in accordance with the Plan provisions and participant allocation elections. The following table presents the fair value of the investments of the Master Trust as of December 31, 2014 and 2013:

	December 31, 2014		December 31, 2013
	Plan Interest %	Master Trust	Plan Interest %	Master Trust
Investments at fair value:
Registered investment companies	28.5%	$88,166,870	31.0%	$77,929,173
Collective trust funds	29.4%	151,280,622	31.4%	132,353,215
Common stock of WGL Holdings, Inc.	44.6%	35,959,036	44.5%	27,671,004
Common stocks - other	22.7%	9,727,662	29.4%	7,513,954
U.S. Government securities	—%	—	29.4%	295,341
Interest-bearing cash	44.6%	741	44.5%	4,938
Total Master Trust investments	30.8%	285,134,931	32.7%	245,767,625
Non-interest bearing cash		21,897		569
Dividend receivable		57,017		9,896
Due to broker and other liabilities		(50,148)		(34,114)
Total net assets in Master Trust, at fair value		285,163,697		245,743,976
Adjustment from fair value to contract value for interest in collective trust fund related to fully benefit-responsive investment contracts		(658,662)		(373,573)
Total net assets in Master Trust		$284,505,035		$245,370,403

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

The following table presents the changes in net assets for the Master Trust for the year ended December 31, 2014:

Net appreciation (depreciation) in fair value of investments[2]:
Registered investment companies	$(2,839,111)
Collective trust funds	7,053,622
Common stock of WGL Holdings, Inc.	9,709,877
Common stocks - other	71,011
Total net appreciation in fair value of investments	13,995,399
Dividend and interest income[2]	9,709,604
Net investment income	23,705,003
Net transfers[1]	15,429,629
Increase in net assets	39,134,632
Net assets:
Beginning of year	245,370,403
End of year	$284,505,035

1 This net amount of transfers in is primarily attributable to the merger of the WGES Plan into the Washington Gas Light Company Savings Plan. This merger was effective as of December 31, 2013, but participant account balances totaling $15,867,192 were not transferred into the Master Trust until the 2014 plan year. These participant accounts are attributed solely to the Washington Gas Light Company Savings Plan.
2 Net appreciation (depreciation) in the fair value of investments includes only those investments that are not deemed to be fully benefit-responsive and, therefore, excludes the Master Trust's investment in the SVFQ. Investment income associated with SVFQ is based on interest income credited to the Master Trust and is reported as dividend and interest income. See Note 6 for a detail of the net change in the fair value of the SVFQ.

The Master Trust’s investments that represented 5% or more of net assets are as follows:

	December 31
	2014	2013
American Funds Growth Fund of America	$51,981,914	$49,647,401
NT Collective S&P 500 Index Fund – DC – Non Lending	29,102,534	20,369,483
NWQ Large Cap Value Fund	23,332,428	23,116,331
PIMCO Total Return Fund[1]	16,843,383	12,124,848
Wells Fargo Stable Value Fund Q	46,310,306	46,398,524
Common stock of WGL Holdings, Inc.	35,959,777	27,675,942

1 Investment amount represents less than 5% of the Master Trust’s net assets at December 31, 2013.

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

Note 6 - Fair Value Measurements

The fair value of financial assets and liabilities is measured in accordance with ASC Topic 820. Under ASC Topic 820, fair value is defined as the exit price, representing the amount that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 establishes a framework for measuring the fair value of financial assets and liabilities. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

•	Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Master Trust has the ability to access.

•
Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Many investments provide their investors with a calculated net asset value (“NAV”) per share that is used to estimate the fair value of the investment. The NAV can be used as a practical expedient to measure fair value if the NAV of the investment is calculated using the measurement principles of ASC Topic 946, Financial Services - Investment Companies. If, as of the measurement date, the Master Trust cannot redeem at NAV per share its investment in a fund for which NAV is used as a practical expedient for estimating fair value, the Plan will take into account the length of time until the investment will become redeemable in determining whether the fair value measurement of the investment is categorized within Level 2 or Level 3 of the fair value hierarchy. If the Master Trust does not have the ability to redeem such an investment in the near term at net asset value per share, the fair value measurement of the investment is categorized within Level 3 of the fair value hierarchy.

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Registered investment companies
Large cap growth funds	$51,981,914	$—	$—	$51,981,914
Fixed income funds	16,843,383	—	—	16,843,383
International value funds	10,293,095	—	—	10,293,095
Small/mid cap value funds	8,836,209	—	—	8,836,209
Government money market fund	212,269			212,269
Collective trust funds
Target date funds	—	42,005,572	—	42,005,572
Large cap blend funds	—	29,102,534	—	29,102,534
Large cap value funds	—	23,332,428	—	23,332,428
International growth funds	—	9,871,119	—	9,871,119
Wells Fargo Stable Value Fund Q	—	—	46,968,969	46,968,969
Common stock of WGL Holdings, Inc.	35,959,036	—	—	35,959,036
Common stocks - other	9,727,662	—	—	9,727,662
Interest-bearing cash	741	—	—	741
Total investments, at fair value	$133,854,309	$104,311,653	$46,968,969	$285,134,931

The following table presents the fair value of the assets in the Master Trust by asset category and their level within the fair value hierarchy as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Registered investment companies
Large cap growth funds	$49,647,401	$—	$—	$49,647,401
Fixed income funds	12,124,848	—	—	12,124,848
International value funds	9,520,625	—	—	9,520,625
Small/mid cap value funds	6,636,299	—	—	6,636,299
Collective trust funds
Target date funds	—	33,814,483	—	33,814,483
Large cap blend funds	—	20,369,482	—	20,369,482
Large cap value funds	—	23,116,331	—	23,116,331
International growth funds	—	8,280,822	—	8,280,822
Wells Fargo Stable Value Fund Q	—	—	46,772,097	46,772,097
Common stock of WGL Holdings, Inc.	27,671,004	—	—	27,671,004
Common stocks - other	7,513,954	—	—	7,513,954
Interest-bearing cash	4,938	—	—	4,938
U.S. government securities	—	295,341	—	295,341
Total investments, at fair value	$113,119,069	$85,876,459	$46,772,097	$245,767,625

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Registered investment companies

The registered investment companies in which the Master Trust is invested are open-end mutual funds that are registered with the Securities and Exchange Commission. The fair value of the Master Trust's investments in registered investment companies are based on the publicly quoted net asset value ("NAV") of each fund. These funds are required to publish the daily NAV and to transact at that price and, therefore, are deemed to be actively traded.

Collective trust funds other than the Stable Value Fund

Investments held by the Master Trust in collective trust funds are valued at the NAV provided by the trustee or issuer of the fund. The NAV is used as a practical expedient to estimate fair value and is based on the fair value of the underlying net assets held by the fund. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. There are no unfunded commitments with respect to any of the funds. Participant transactions (purchases and sales) may occur daily with no additional days’ notice required for redemption. The target date funds require a 60-day notification if the Master Trust were to partially or completely withdraw from these funds.

The target date funds have an investment objective to use asset allocation adjustments to meet the changing needs of investors as they reach retirement. The asset allocation becomes more conservative as an investor approaches retirement. The large cap blend fund has an investment objective to approximate the risk and return characteristics of the S&P 500 Index over the long term. The large cap value fund has an investment objective to provide long-term capital appreciation, primarily through investing in a diversified portfolio of equity securities of U.S. companies. The international growth fund seeks capital appreciation through investments in foreign equity securities, including emerging market equity securities.

Wells Fargo Stable Value Fund Q

The estimated fair value of the Master Trust's investment in the SVFQ is based on its NAV, exclusive of the adjustment to contract value. This NAV, as provided by the trustee or issuer of the fund, is used as a practical expedient to estimate fair value and is based on the fair value of the underlying investments held by the SVFQ less its liabilities. The SVFQ seeks to provide a moderate level of stable income without principal volatility. In order to meet this objective, the SVFQ invests solely in the SRFG, which invests in fully benefit-responsive guaranteed investment contracts, fully benefit-responsive security-backed contracts, and short-term investment funds. These fully benefit-responsive investments are issued by highly rated financial institutions and corporations, U.S. state and local governments or their agencies, and the U.S. federal government or its agencies. The investment in the SVFQ is classified as Level 3 due to redemption restrictions, which require the Master Trust provide a 12-month notice for redemption of assets. There are no unfunded commitments with respect to this fund.

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

Common stock of WGL Holdings, Inc.

The fair value of the common stock of WGL Holdings, Inc. is based on quoted market prices as of the financial statement date.

Common stocks other than WGL Holdings, Inc.

The Master Trust has an account that is separately managed by Wells Capital Management, Inc.. The objective of this account is to achieve long term capital appreciation, primarily through investments in common stocks of small and medium capitalization companies. The fair values of the common stocks are based on quoted market prices as of the financial statement date.

The table below sets forth a summary of changes in the fair value of the Master Trust’s level 3 assets for the year ended December 31, 2014.

SVFQ
Balance, beginning of year	$46,772,097
Interest income included in changes in net assets	601,835
Net appreciation – change in adjustment from contract value to fair value	284,975
Purchases
Contributions, rollovers, loan repayments and transfers in	29,650,586
Sales
Withdrawals, distributions, loan issuances administrative fees and transfers out	(30,340,524)
Balance, end of year	$46,968,969

Interest income included in changes in net assets for the period above are reported as dividend and interest income in Note 5.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions, model-based valuation techniques or investment redemption restrictions may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

The Plan and Master Trust evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2014, there were no transfers in or out of levels 1, 2 or 3.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s management believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

Note 7 - Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to interest-rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 8 - Related-Party Transactions

JPMorgan Chase Bank, N.A. is the trustee of certain investments held by the Master Trust, therefore, these transactions qualify as party-in-interest transactions for which an exemption exists. Additionally, the Master Trust invests in common stock of the WGL Holdings, Inc., the parent company of the Plan Sponsor. Lastly, the Plan issues loans to participants, which are secured by the balances in the participant’s accounts. All of these transactions qualify as party-in-interest transactions and are exempt from the prohibited transactions rules.

Note 9 - Recent Accounting Pronouncements

Accounting Standards Adopted in the Current Plan Year

There were no newly adopted accounting standards in 2014.
Recently Issued Accounting Standards, Not Yet Adopted

In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This standard removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using NAV per share as a practical expedient. Instead, entities would be required to disclose those investments as a reconciling item to the total fair value of investments in the disclosure and to be consistent with the amount disclosed in the balance sheet. The Plan will adopt this standard on January 1, 2016. As a result of this standard, disclosures of the fair value of investments held by the Master Trust in Note 6 will change.
In August 2014, FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This standard requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued, and to provide for related disclosures in the notes to the financial statements. The Plan will adopt this standard on January 1, 2017. We do not expect adoption of this standard to have a material effect on the financial statements.

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN
NOTES TO FINANCIAL STATEMENTS (continued)

Note 10 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2014 and 2013:

	December 31
	2014	2013
Net assets available for benefits per financial statements	$91,027,369	$83,440,884
Adjustment from contract value to fair value for the fully benefit-responsive investment in the SVFQ	213,113	123,570
Less: Deemed distributions of notes receivable from participants	(114,280)	(119,143)
Total net assets available for benefits per Form 5500	$91,126,202	$83,445,311

The following is a reconciliation of changes in net assets per the financial statements to Form 5500 for the year ended December 31, 2014:

Net increase in net assets per financial statements	$7,586,485
Change in the adjustment from contract value to fair value for the fully benefit-responsive investment in the SVFQ	89,543
Change in deemed distribution of certain notes receivable from participants and related interest	4,863
Net income and net transfers per Form 5500	$7,680,891

Note 11 - Subsequent Events

The Company has reached an agreement with the International Brotherhood of Teamsters Local Union No. 96 to enter into a new five year labor contract beginning on June 1, 2015 that provides eligible union members who do not participate in the Washington Gas Light Company Employees’ Pension Plan with a tiered Employer Supplemental Contribution ranging from 4% to 6% of compensation, depending on years of service.  A similar agreement has been reached with Local Union No. 96 - Shenandoah Unit (representing employees at the Shenandoah Unit) for a labor contract beginning August 1, 2015, with the same tiered Employer Supplemental Contribution.  The new tiered Employer Supplemental Contribution would be effective beginning January 1, 2016.

WASHINGTON GAS LIGHT COMPANY CAPITAL APPRECIATION PLAN
SUPPLEMENTAL SCHEDULE

Washington Gas Light Company Capital Appreciation Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 53-0162882
Plan Number 004

As of December 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Participant loans	Varying maturities with interest rates ranging from 4.25% to 8.25%	**	$3,211,366

*	Denotes party-in-interest.
**	Historical cost data is not required to be presented, as investment is participant directed.

Washington Gas Light Company Capital Appreciation Plan
Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

WASHINGTON GAS LIGHT COMPANY
CAPITAL APPRECIATION PLAN

Date: June 29, 2015	/s/ Vincent L. Ammann
Vincent L. Ammann, Jr. (Plan Administrator)
Senior Vice President and Chief Financial Officer
Washington Gas Light Company

Date: June 29, 2015	/s/ Luanne S. Gutermuth
Luanne S. Gutermuth (Plan Administrator)
Senior Vice President, Shared Services and Chief HR Officer
Washington Gas Light Company